

March 21, 2011

Mr. John G. Sznewajs
Chief Financial Officer
MASCO CORP /DE/
21001 Van Born Road
Taylor, MI 48180

> **Re: MASCO CORP /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 1-05794**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 2

1.   Please disclose in future filings, to the extent material, the estimated amount spent during each of your last three fiscal years on research and development activities. In this regard, we note your statement in the last paragraph on page 2 that you are "investing in new product innovation" and improving product quality. Refer to Item 101(c)(1)(xi) of Regulation S-K.

2.   Please disclose in future filings, to the extent material, the sources of raw materials used in each business segment, as well as their availability. In this regard, we note you address shortages of supply and cost increases in the past but not the current availability of these materials. We also note the disclosure in the first risk factor on page 10. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Risk Factors, page 7

3.   You state, "We consider the following risks and uncertainties to be most relevant to our specific business activities." In future filings, please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.   In the last sentence of the second paragraph, you state, "We undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise." This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law.

Critical Accounting Policies and Estimates

Employee Retirement Plans, page 23

5.   We note the unfunded amount for your pension obligations has increased in 2010. It appears your pension obligations may be significantly underfunded. Please tell us and expand your disclosure in future filings, to disclose your funded status of your plans relative to the Pension Protection Act of 2006. In addition, please disclose whether your funding status imposes any restrictions upon your plans beyond your existing curtailment.

6.   We further note that your Board elected to freeze all future benefit accruals representing a curtailment of your pension plans. Please tell us and expand your disclosure in future filings, to explain whether this curtailment impacted all or only certain of your plans. It is unclear whether this curtailment impacted both foreign and domestic plans and also whether unqualified and qualified plans were curtailed.

Liquidity and Capital Resources, page 25

7.   We note you hold $1.7 billion of cash as of December 31, 2010. We further note it appears you regularly repatriate excess earnings from foreign jurisdictions. Please tell us and disclose in future filings, the amount and locations of your cash holdings that reside in foreign entities. In addition, expand your liquidity disclosures to inform investors of the

range of potential tax consequences associated with repatriating the cash held by foreign entities and provide indicative disclosure regarding your cash repatriation plans.

Outlook for the Company, page 31

8.   In the last sentence of the first paragraph, you state that you expect the business environment in the second half of 2011 to be stronger than in the first half of 2011. In future filings, please explain your basis for such a statement.

Financial Statements

Note Q – Income Taxes, page, 77

9.   We note your accounting policy of not recording deferred taxes on $60 million of undistributed foreign earning because you deem them to be permanently reinvested. We also note your disclosure that you repatriated a "substantial" amount of earnings of foreign subsidiaries in 2008 and also provided a $9 million deferred tax liability in 2009 for additional earnings to be repatriated. Please address the following supplementally and in future filings:

   - Please tell us whether you previously considered any of the amounts of repatriated foreign earnings during the past three years to be permanently reinvested. If so, please tell us when you made that determination, when you changed it, and why you changed it;

   - Please tell us from what countries foreign earnings were repatriated as well as the specific facts and circumstances that led you to repatriate them. Please tell us whether there are additional undistributed earnings from those countries and explain how you determined that remaining earnings should be considered to be permanently reinvested. Please refer to ASC 740-30-25-17 through ASC 740-30-25-19.

   - Your disclosure indicates that you recognized the $9 million deferred tax liability in 2009 for earnings that were expected to be repatriated in the "foreseeable future". Please tell us and disclose in future filings the status of this repatriation.

Note - S. Other Commitments and Contingencies

Litigation, page 82

10.   We note that you incorporate the disclosure in this section into Item 3 of the Form 10-K. When discussing material pending legal proceedings in future filings, please be sure to include all of the Regulation S-K Item 103 information, including the name of the court

or agency in which the proceedings are pending, the date instituted, the principal parties, the factual basis alleged to underlie the proceedings, and the relief sought.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 86

11.   Please revise in future filings to clearly state whether there has been any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Further, you state that your business process initiatives "have resulted in modifications to certain internal controls." To the extent that these modifications have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, please tell us what these modifications are, and revise your disclosure accordingly in future filings. Refer to Item 308(c) of Regulation S-K.

Exhibits

12.   In future filings, please include the amendment to your credit agreement, which you reference in Item 9B on page 86, in your exhibit index. In this regard, we note that you filed the amendment as Exhibit 4c(ii), but it is not identified in your exhibit index.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson at (202) 551-3749, if you have questions regarding legal comments, or me at (202) 551-3689 with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant